Mark C. Lee
Tel (916)442-1111
Fax (916) 448-1709
leema@gtlaw.com

April 29, 2011

VIA FEDERAL EXPRESS AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3030

Attention:	Kate Beukenkamp, Staff Attorney
Celeste M. Murphy, Legal Branch Chief
Joseph Cascarano, Staff Accountant
Robert Littlepage, Accountant Branch Chief

Re:	First China Pharmaceutical Group, Inc.
Amendment No. 4 to Form 8-K filed September 21, 2010
File No. 000-54076

Ladies and Gentlemen:

This letter responds to comments on the above-referenced filing (the “Form 8-K”) by our client, First China Pharmaceutical Group, Inc., a Nevada corporation (the “Company”), provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 15, 2011.  The Company’s responses to the Staff’s comments are indicated below, directly following a restatement of each comment in bold, italicized type.

General

1.
SEC Comment:  We note your response to comment three in our letter dated March 11, 2011 and reissue our letter in part.  Specifically, we asked you to detail the background of the arrangement by which “XYT authorized Mr. Wang to collect receivables of XYT for certain customers with whom he has a relationship pursuant to the Authorization Agreement between the parties and XYT’s instructions.”  We note your emphasis on the special nature of the relationships and customer loyalty to Mr. Wang.  Please detail:

•
any agreements of the “certain customers” from whom Mr. Wang collects receivables for the company as between Mr. Wang and these customers, written, verbal or otherwise, regarding exclusive rights of sale/purchase or any other type of agreement related to these sales and collections,

Securities and Exchange Commission
Division of Corporation Finance
April 29, 2011

Company Response:  The Company respectfully informs the Staff that since the signing of the Share Exchange Agreement in June 2010, Mr. Wang has terminated all previous agreements he had with the customers he collected receivables from.  The agreements that were in place were verbal agreements and none of the agreements involved exclusive sale or purchase agreements related to these sales and collections.  As much of Chinese business is based on personal relationships, these were informal, verbal agreements that Mr. Wang negotiated prior to the formation of XYT.  In order to provide continuity to these relationships and to ensure that Mr. Wang would continue to be the contact point for these customers, he maintained in a personal nature to provide personal service and ensure these valued customers would continue to purchase their products from XYT.

•	the circumstances behind the development and maintenance of these relationships,

Company Response:  The Company respectfully informs the Staff that prior to founding XYT, Mr. Wang was a co-owner of a large health care center that had both a pharmacy and medical clinic.  Through his ownership in this business, Mr. Wang made a significant number of business contacts and associates in all aspects of the pharmaceutical industry, including drug manufacturing, drug distribution, retail pharmacies, medical clinics and hospitals.  As he does today, Mr. Wang actively networked on a personal basis with the owners and management of these companies.  Mr. Wang saw the great potential of pharmaceutical distribution, sold his interest the health care business and leveraged the contacts he had made into establishing a successful drug distribution company, XYT, in 2002. Mr. Wang did not have any sort of confidentiality or non-compete agreements with this prior company.

•	the capacity in which Mr. Wang “met” the these customers prior to joining XYT,

Company Response:  The Company respectfully informs the Staff that prior to founding XYT, Mr. Wang was a co-owner of a large health care center. His initial contact with the customers referenced above, was as an owner and executive of this health care center. These customers were part of the significant number of business and industry contacts and associates in all aspects of the pharmaceutical industry that Mr. Wang had personally established while co-owning the health care center.

•	any positions Mr. Wang held with these customers,

Company Response:  The Company respectfully informs the Staff that Mr. Wang did not hold any positions with any of the customers referred to.

Securities and Exchange Commission
Division of Corporation Finance
April 29, 2011

•	any additional relationships involving any third parties between and among Mr. Wang and these certain customers,

Company Response:  The Company respectfully informs the Staff that there are no additional relationships involved any third parties between and among Mr. Wang and these certain customers.

•	explain how these customers “place high emphasis on informal relationships” and individual credibility, and

Company Response:  The Company respectfully informs the Staff that prior to the establishment of XYT, Mr. Wang had developed a personal relationship with these customers.  The approach to business in China is very different than North America.  Business relationships in China are very dependent upon personal relationships rather than just contractual relationships with corporations.  The customers that deal with Mr. Wang do so because Mr. Wang  was a successful business person who has achieved a high status in the community and industry. These customers place a high  emphasis on informal relationships  and individual credibility. Because XYT was a newly established business, Mr. Wang’s relationships and credibility helped XYT to establish itself with these customers.

•	how Mr. Wang “devoted” himself to retaining these customers and the circumstances surrounding how they “remained loyal to Mr. Wang.”

Company Response:  As mentioned above, Mr. Wang had a good relationship with these customers, and he communicated with them on a frequent basis, and provided them advice on products.  As such, these customers trusted Mr. Wang and so when he established XYT, they naturally followed him.

2.
SEC Comment:  We note your amendment in responses to comments 4, 7 and 11 in our letter dated March 11, 2011.  We reissue prior comment seven.  On page 49 you now, with this amendment, changed your disclosure from the statement that Mr. Wang “has discontinued” making payments, which was a change from the amendment before that which stated he made payments and collections on behalf of XYT.  You now disclose that the “Company and Mr. Wang have agreed that Mr. Wang will discontinue making payments and collections on behalf of XYT subsequent to the Exchange Transaction.”  Detail all the ways in which the arrangements between the company and Mr. Wang have changed between your original filing of this Form 8-K and now and why.  Include a fulsome background discussion on all the facts and circumstances involving Mr. Wang’s collection of receivables and payments of certain payables, including, but not limited to, verbal agreements, changes in proposed patterns and behavior and business and strategic reasons for same.  We note that the most recent change in disclosure occurred after receiving three comments from Staff requesting more detail on the facts and status of the arrangements.  Your standardization attempt, referenced in response to prior comment seven, and process appears to be material information for investors.  We also note comment ten below requesting restatement of all relevant balance sheets to report the “Due from Related Party” balance as a deduction from equity.

Securities and Exchange Commission
Division of Corporation Finance
April 29, 2011

Company Response:  The Company respectfully informs the Staff that the Company’s disclosure has changed in prior amendments to the Form 8-K in response to the Staff’s comments.  The intent of the Company’s responses and related disclosure was to convey that prior to the Exchange Transaction, Mr. Wang and the Company agreed that he would discontinue making payments and collections on behalf of XYT subsequent to the Exchange Transaction, as stated on pages 20 and 50 of Amendment No. 5 to Form 8-K/A.  The Company did not highlight this initially in the original filing of the Form 8-K as the arrangement was to be discontinued subsequent to the Exchange Transaction.  Additional disclosure with respect to this arrangement and the discontinuation thereof in subsequent amendments to the Form 8-K has been made in response to the Staff’s comments.  As previously stated in responses to comments 4, 7 and 8 to the Commission’s letter dated March 11, 2011, this arrangement ended when the Exchange Transaction was consummated.  There have been no material revisions to the agreement that Mr. Wang’s collections and payments on behalf of XYT would be discontinued subsequent to the Exchange Transaction; the Company has simply added additional disclosure in response to the Staff’s comments.    In response to the Staff’s comment, the Company has added disclosure to discuss the factors that led the Company to discontinue this process prior to the Exchange Transaction and to clarify that the Company and Mr. Wang’s agreement to discontinue his making payments and collecting amounts owed to the Company occurred before the closing of the Exchange Transaction in order to set up a structure of effective internal controls and standardize business operations.

3.
SEC Comment:  Disclose the instructions the company “received from its board of directors regarding your endeavor to set up a structure of effective internal controls in compliance with Commission requirements in order to standardize its business operations” referenced in your response to prior comment seven.  Disclose the dates of the board of directors’ consideration of this matter and whether meetings were held on same.

Securities and Exchange Commission
Division of Corporation Finance
April 29, 2011

Company Response:  The Company respectfully informs the Staff that prior to and subsequent to becoming a public company via the Exchange Transaction, the Company’s Board of Directors envisioned that the Company would need to set up a structure of effective internal controls in compliance with Commission requirements in order to standardize its business operations.  To that end, the Board of Directors, by written consent dated October 15, 2010, approved a code of ethics, an insider trading policy, and disclosure controls and procedures intended to ensure that the Company records, processes, summarizes, and reports in its public disclosures, including reports filed with the Commission, all information: (a) required to be disclosed, (b) within the time periods specified, and (c) pursuant to processes that enable the Company’s principal executive and financial officers to make timely decisions regarding disclosure.  These policies and procedures were set up so the Company would be in compliance with the Commission’s requirements, including the Sarbanes-Oxley Act of 2002, as amended, and can be located on the Company’s website at www.firstchinapharma.com.

Specifically, the Company’s code of ethics and disclosure controls and procedures address a number of areas that are designed to standardize the Company’s business operations, including formalizing accounting procedures, summarizing and reporting information in accordance with Commission requirements, protection and proper use of Company assets, and avoiding potential conflicts of interests.  These policies and procedures were implemented in connection with the Company’s evolution into a public company, and as previously stated, the Company’s Board of Directors agreed with Mr. Wang prior to the Exchange Transaction to discontinue his collections and payments on behalf of XYT as such continuation would not be consistent with the implementation of its standardized business operations and may potentially be inconsistent with the Company’s policies on conflicts of interest as detailed in its code of ethics.

The Company further informs the Staff that in May 2010, XYT had retained Touchstone (Shanghai) Management Consultants (“Touchstone”) to review all business operations and document the workflow as part of an operations and controls review.  Most of this work was completed by December 31, 2010. In January 2011, the Company authorized Touchstone to work with the Company’s accountants (Venson Ipswich) and the Company’s finance department to ensure that standardized workflows were developed and implemented within the finance, accounting, accounts receivable and accounts payable functions.  To help expedite and oversee the development of the controls, a consultant with extensive knowledge of accounting, financial controls and Sarbanes-Oxley requirements was retained March 2011.  The development, implementation and ongoing monitoring of standard business operational procedures has been significantly resourced and will continue throughout 2011 to ensure that they become part of the Company’s culture.

Securities and Exchange Commission
Division of Corporation Finance
April 29, 2011

4.
SEC Comment:  Further, revise your disclosure to make definitive statements regarding the ways in which “Mr. Wang’s funds provide an additional liquidity option when needed.”  We note your statement on page 19 that the arrangement “reduces certain liquidity risks due to daily limits and other restrictions on bank withdrawals from business accounts as the funds provide an additional liquidity option for the company when needed.”  Explain all references in this statement and explain how the additional liquidity option operates in your practice with Mr. Wang.

Company Response:  The Company respectfully informs the Staff that in China, the banking system is much different than that in North America.  In order to ensure that the company retains sufficient registered capital to support itself, there are limits on the funds that can be paid out each day.  For a company with the registered capital of XYT, the daily limit on funds that may be liquidated (paid out) is RMB500,000 or US$77,000 per day.  By Mr. Wang providing funds for the settlement of payables, the Company was able to work around this liquidity restriction without having to increase its registered capital. The liquidity risks referred to relate to the Company's inability to settle multiple orders per day and to order in sufficient quantity to qualify for volume discounts.  The Company has revised its disclosure beginning on pages 19 and 49 of Amendment No. 5 to Form 8-K/A to include this discussion of these ways in which Mr. Wang’s funds provide additional liquidity. In addition, in advance of the Exchange Transaction, since June 2010, XYT applied for an increase in its registered capital, which can take over six months to process.  In April 2011, XYT received notice that it had received approval to increase its registered capital by RMB13.08 million or approximately US$2 million, for a total of RMB15.08 million or approximately US$2,295,000 registered capital.  XYT has also arranged direct bank financing for many of its large customers.  The bank financing arranged by XYT is between the customer and the bank and is not underwritten or guaranteed by XYT.

5.
SEC Comment:  Detail all agreements, formal and informal, written, oral or otherwise, related to this “liquidity option,” how “Mr. Wang’s funds provide an additional liquidity option when needed,” as stated on page 49.

Company Response:  The Company respectfully informs the Staff that there was no formal written or oral agreement with Mr. Wang to provide additional liquidity when required. The arrangement was more informal in nature and on an as-needed basis voluntarily by Mr. Wang. As mentioned in the Company’s response to Comment 4, for a company with the registered capital of XYT, the daily limit on funds that may be liquidated (paid out) was RMB500,000 or US$77,000 per day. When the Company was required to make daily payments in excess of RMB500,000 or US$77,000, Mr. Wang would pay such excess amounts personally to ensure the continuous efficient flow of payments.  With a company that was approaching $25 million in annual sales, Mr. Wang was called upon a couple of times per week to top up payments that were in excess RMB500,000 or US$77,000 per day.  The Company has revised its disclosure beginning on pages 19 and 49 of Amendment No. 5 to Form 8-K/A to further describe Mr. Wang’s payments.

Securities and Exchange Commission
Division of Corporation Finance
April 29, 2011

6.
SEC Comment:  You discuss a proposed repayment schedule with Mr. Wang.  Please state clearly whether Mr. Wang will continue to collect receivables until this repayment agreement is in place.  Additionally, you disclose that you anticipate you will have resolved this situation and have a repayment agreement in place in less than 18 months.  Please explain in detail why it will take as long as 18 months to resolve this issue and complete a new agreement.  Detail your plan in terms of dates and measures of accomplished target amounts, goals and all other measures.  Disclose your reasoning for using this extended timeline including any underlying business or strategic purpose.  We note comment ten below requesting restatement of all relevant balance sheets to report the “Due from Related Party” balance as a deduction from equity.

Company Response:  The Company respectfully informs the Staff that the Company has added disclosure to pages 20 and 50 of Amendment No. 5 to Form 8-K/A to state that Mr. Wang ceased collecting receivables in June 2010 and has not, and will not collect receivables until a repayment agreement is in place.

The repayment plan may take up to 18 months to put in place because it is a complex issue for the Company and Mr. Wang to resolve.  In order to commit to a firm repayment schedule, both Mr. Wang and the Company will require tax and legal advice, and especially in Mr. Wang’s case, relatively extensive planning. In the interim, as stated on pages 20 and 50 of Amendment No. 5 to Form 8-K/A, Mr. Wang has agreed that the 2% bonus payments he is to receive on gross sales from XYT will be applied to the repayment schedule.  These payments are required to be made within  15 days of each Form 10-Q or Form 10-K that the Company files.  The first payment will be made within 15 days of the fiscal June 30, 2011 quarter 10-Q being filed.  As Mr. Wang is entitled to 2% of the gross sales of XYT, the following contributions may be expected to be made by Mr.  Wang at various levels of gross sales, as follows:

•	$25 million in gross annual sales - $500,000 contribution by Mr. Wang.
•	$55 million in gross annual sales - $100,000 contribution by Mr. Wang.
•	$100 million in gross annual sales - $2,000,000 contribution by Mr. Wang.

7.	SEC Comment: Detail why you do not yet have a process. Discuss any the issues and points of contention.

Securities and Exchange Commission
Division of Corporation Finance
April 29, 2011

Company Response:  The Company respectfully informs the Staff that a process for establishing a repayment schedule is in place but is complicated as it requires legal and tax advice for the Company and especially, Mr. Wang. At this point there are no major points of contention, however Mr. Wang's legal counsel wants an independent accounting regarding the calculation of the note payable amount to ensure that it is accurate. At this point in time, Mr. Wang has not rejected  any repayment options, and in a gesture of good faith has agreed to begin making certain payments as mentioned in the Company’s response to Comment 6.

8.	SEC Comment: State definitively to what exactly, regarding your proposed repayment schedule, Mr. Wang has agreed, to what he has disagreed and to what he has not yet agreed, but may.

Company Response:  The Company respectfully informs the Staff that at this time, Mr. Wang has not disagreed with any particular repayment option.  Please refer to the Company’s response to Comments 6 and 7 for additional discussion.

9.
SEC Comment:  We note your response to prior comment five regarding the “certain payables” with funds from the company receivables Mr. Wang pays.  We note your general references on pages 19 and 49.  Please revise your disclosure to identify with specificity exactly the entirety of these “certain payables” made by Mr. Wang.

Company Response:  The Company respectfully informs the Staff that it has revised its disclosure on pages 19 and 49 of Amendment No. 5 to Form 8-K/A that the certain payables include purchased inventories from suppliers, expenses, such as commissions, notes payables, software customization, installation of the internet fulfillment system, computer equipment and even vehicles  to provide expedited delivery of purchased goods.  As also stated on these pages, the Company has disclosed that Mr. Wang’s funds are actually funds held by Mr. Wang that were previously collected on behalf of the Company.

Exhibit 99.1(a)
Kun Ming Xin Yuan Tang Pharmacies Co. Ltd
Financial Statements
December 31, 2009, 2008 and 2007

Securities and Exchange Commission
Division of Corporation Finance
April 29, 2011

10.
SEC Comment:  We note your responses to our comments regarding the classification of the “Due from Related Party” from our letters dated February 3, 2011 and March 11, 2011.  However, we continue to question the appropriateness of your balance sheet presentation of this item.  We note that the company has not received or asked for any remittances from Mr. Wang as of the filing of the amended 8-K and only now has begun the process of negotiating with Mr. Wang for a repayment schedule.  Furthermore, the Authorization Agreement does not obligate Mr. Wang to remit any cash to the company in the ordinary course of business, nor does it establish the nature, timing and amount of future cash repayments.  It appears from these circumstances that, in substance, the company has distributed its cash to its largest shareholder, Mr. Wang, who in turn has paid certain liabilities owed by the company in the form of cash contributions.  Therefore, please restate all relevant balance sheets to report the “Due from Related Party” balance as a deduction from equity.

Company Response:  The Company respectfully informs the Staff that the original intention for the Company was to have Mr. Wang pay for certain expenses and to collect revenue to offset these expenses so that the Company would not have to surrender some of the equity to its shareholder or investment withdrawals. This practice ended upon the closing of the Exchange Transaction. According to guidance from SAB Topic 4(e), only where a receivable from officers or directors is related to issuance of a stock, the receivable will be a deduction to the equity:

"It should be noted generally that all amounts receivable from officers and directors resulting from sales of stock or from other transactions (other than expense advances or sales on normal trade terms) should be separately stated in the balance sheet irrespective of whether such amounts may be shown as assets or are required to be reported as deductions from stockholders' equity.”

The note receivable from Mr. Wang was derived from normal trade terms, therefore it may not be appropriate to deduct the equity.

Additionally:

 “The staff will not suggest that a receivable from an officer or director be deducted from stockholders' equity if the receivable was paid in cash prior to the publication of the financial statements and the payment date is stated in a note to the financial statements. However, the staff would consider the subsequent return of such cash payment to the officer or director to be part of a scheme or plan to evade the registration or reporting requirements of the securities laws.”

Securities and Exchange Commission
Division of Corporation Finance
April 29, 2011

Even though the Authorization Agreement does not obligate Mr. Wang to remit any cash to the Company in the ordinary course of business, the Company has never released its right to collect cash from Mr. Wang, and as stated elsewhere in this letter, the Company is working on a repayment schedule with Mr. Wang to collect it.   In addition, the Board of Directors of the Company has the power and ability to oversee and collect the amounts due from Mr. Wang as the governing body of the Company.

Additionally, the Company believes that the risk of Mr. Wang either refusing to pay any amounts owed under the note or the Company's inability to collect any amounts owed by Mr. Wang is low.  Mr. Wang has consistently retired these amounts in the past, and has the intent and financial resources to retire the debt over a reasonable period of time.  And the Company intends to collect any amounts owing by Mr. Wang under the note.  Mr. Wang can retire the amount due by pledging his 2% gross revenue bonus and/or liquidating some of his financial assets to reduce or retire the amount owed.  As stated elsewhere in this letter, as a gesture of good faith and initial step towards a formal resolution and repayment schedule, Mr. Wang has agreed to immediately pledge his bonus of 2% of gross sales toward reducing this note.

For the reasons stated above, the Company believes it would not be appropriate to reclassify this note receivable as a deduction from equity.

Exhibit 99.2(a)
First China Pharmaceutical Group, Inc.
Pro-Forma Consolidated Financial Statements
As of and for the years ended March 31, 2010 and December 31, 2009

11.
SEC Comment:  We note your response to prior comment 22 from our comment letter dated March 11, 2011.  In regards to the company’s assertion that it is the accounting acquirer as a result of the Exchange Agreement, it appears that the facts support identifying First China Pharmaceutical Group, Ltd. (FCPG HK) as the accounting acquirer.  To help us understand voting rights and composition of the governing body, please describe the following in regards to shareholders rights:

•	Participatory rights generally;

Company Response:  The Company respectfully informs the Staff that these matters regarding voting rights and composition of the Company’s governing body are governed by the Company’s governing documents and Nevada law.  Each share of common stock of the Company entitles the holder to one vote.

Securities and Exchange Commission
Division of Corporation Finance
April 29, 2011

•	Matters that can be put to a vote;

Company Response:  The Company respectfully informs the Staff that stockholders may vote on all matters legally presented to them, in accordance with its bylaws, Nevada law, and the Commission’s regulations.

•	Approval or veto rights for significant events or transactions that occur in the ordinary course of business;

Company Response:  The Company respectfully informs the Staff that an act of stockholders who hold at least a majority of the voting power and are present at a meeting at which a quorum is present is the act of the stockholders, unless Nevada law provides otherwise.  The Company’s governing documents do not provide for any extraordinary or supermajority approval or veto rights for significant events or transactions that occur in the ordinary course of business.

•	Dividend preferences;

Company Response:  The Company respectfully informs the Staff that the holders of common stock of the Company are entitled to dividends when and if declared by the Company’s Board of Directors.  The Company has never paid cash dividends on its common stock.

•	Right to a majority of the net assets in the event of liquidation or to a majority of net assets in a distribution other than a liquidation; and

Company Response:  The Company respectfully informs the Staff that the holders of common stock of the Company are entitled to their pro rata share of net assets upon liquidation of the Company.

•	Any unusual or special voting arrangements and options.

Company Response:  The Company respectfully informs the Staff that there are no unusual or special voting arrangements and options.

In regards to the composition of the governing body, explain the following:

•	Nomination and election process for directors to the board;

Securities and Exchange Commission
Division of Corporation Finance
April 29, 2011

Company Response:  The Company respectfully informs the Staff that pursuant to the Company’s bylaws, members of the Company’s Board of Directors shall be elected at the annual meeting of the stockholders, and each director elected shall generally hold office until such director’s successor is elected and qualified.

•	Termination or replacement process for directors from the board;

Company Response:  The Company respectfully informs the Staff that vacancies, including those caused by an increase in the number of directors, may be filled by a majority of the remaining directors though less than a quorum.  Any director or one or more of the incumbent directors may be removed from office by the vote of stockholders representing not less than two-thirds of the voting power of the issued and outstanding stock entitled to vote.

•	Nomination and election process for the chairman to the board;

Company Response:  The Company respectfully informs the Staff that there is no formal nomination or election process for the Chairman of the Board; the Chairman of the Board is appointed as such by the Board of Directors.

•	Termination or replacement process for the chairman from the board;

Company Response:  The Company respectfully informs the Staff that there is no formal termination or replacement process for the Chairman of the Board; the Chairman of the Board may be removed as such by the Board of Directors.

•	Matters that must be put to a vote to the board of directors; and

Company Response:  The Company respectfully informs the Staff that the Board of Directors may exercise all such powers of the Company and do all such lawful acts and things as are not required by statute, by the articles of incorporation, or by  bylaws directed or required to be exercised or done by the stockholders.

•	Approval or veto rights for significant events or transactions that occur in the ordinary course of business.

Company Response:  The Company respectfully informs the Staff that there are no approval or veto rights for significant events or transactions that occur in the ordinary course of business.

Securities and Exchange Commission
Division of Corporation Finance
April 29, 2011

Form 10-Q
For the quarterly period ended December 31, 2010

12.
SEC Comment:  We resubmit prior comment 24 from our letter dated March 11, 2011.  Pursuant to SEC regulations, predecessor financial statements are required in situations where, in substance, a registrant is continuing the business of another entity.  An acquired business is considered to be a predecessor when the registrant succeeds to substantially all of the business of an entity and the registrant’s own operations prior to the acquisition appear insignificant relative to the business acquired.  Accordingly, if the company’s use of purchase accounting is correct, then financial information of the company’s predecessor (FCPG HK and its wholly owned subsidiary XYT) is required for all periods prior to the succession, with no lapse in audited periods or omission of other information required about the company, including prior year comparative financial information and information covering the full interim period results of operations for the nine months ended December 31, 2010.

Company Response:  The Company respectfully informs the Staff that it has amended its Form 10-Q for the quarterly period ended December 31, 2010 in response to the Staff’s comment.

13.
SEC Comment:  In light of the representations you have made in your response to comment two, it is unclear why you are reporting an accounts receivable balance as of December 31, 2010.  Please disclose and explain to us the nature of the $2.4 million of accounts receivable.

Company Response:  The Company respectfully informs the Staff that as previously stated, Mr. Wang has discontinued making payments and collecting receivables on behalf of XYT subsequent to the Exchange Transaction and prior to the quarter ended December 31, 2010.  Therefore, subsequent to the Exchange Transaction and in the quarter ended December 31, 2010, the Company conducted direct payment transactions with the customers and suppliers by the use of its corporate account or cash payments, which explains why the balance of accounts receivable on December 31, 2010 is much bigger than the balance for the quarter ended September 30, 2010, when such receivables and payables were classified as due to/from related parties due to the Company’s prior arrangement with Mr. Wang.

Securities and Exchange Commission
Division of Corporation Finance
April 29, 2011

***

Please fax a copy of any subsequent correspondence to my attention at (916) 448-1709 so that I may promptly coordinate any future responses with the Company’s principal operating subsidiary and independent auditor, located in China and Hong Kong, respectively.

If you have any questions regarding this response, please do not hesitate to contact me directly at (916) 442-1111.

Best regards,

/s/ Mark C. Lee

Mark C. Lee
Shareholder

Securities and Exchange Commission
Division of Corporation Finance
April 29, 2011

***

The Company understands that the purpose of the Staff’s review is to assist the Company in its compliance with applicable disclosure requirements and to enhance the overall disclosure in its filings with the Commission.  The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company further acknowledges that the Staff may have additional comments after reviewing the Company’s response to the Staff’s comment.

Sincerely,

First China Pharmaceutical Group, Inc.

/s/ Zhen Jiang Wang

By:	Zhen Jiang Wang
Title:	Chief Executive Officer